Exhibit 99.1

News Release

Stantec International Presence Grows,

Again Listed Among Top 10 Global Design Firms

Strategic acquisitions, project activity earn company continued position among top consultants

EDMONTON, AB; NEW YORK, NY (August 27, 2019) TSX, NYSE: STN

For the third consecutive year, Stantec ranked No. 10 among the “Top 150 Global Design Firms” list by Engineering-News Record, one of the industry’s leading trade publications tracking construction and consulting activity worldwide. A combination of global acquisitions and increased project activity—notably in the United Kingdom (UK), Australia, New Zealand, and Northern Europe—are among major factors leading to the firm’s position in the rankings.

“Providing communities around the globe with creative infrastructure solutions and being a top-tier global design and delivery firm remain a critical part of our company strategy,” stated Gord Johnston, Stantec president and chief executive officer. “Industry rankings like this are an inspiring reflection of the impact of our work around the world.”

Expansion, investment, project activity across the globe

Stantec deepened its global consultancy reach in the UK and Australia in 2018 with the acquisition and integration of UK-based Peter Brett Associates, which added 700 team members to the region, and Australia-based Wood & Grieve Engineers, which brought 600 regional team members. Both acquisitions enhance existing operations and service capabilities. In the UK, Stantec’s existing water and architecture teams are partnering with their new transportation, buildings engineering, and environmental consulting services counterparts to provide expanded service offerings to new and existing clients, including:

Steward International Healthcare Facilities (Malta) – Stantec’s integrated architecture and engineering teams supported Steward International, Malta’s largest private hospital operator, with master-planning services for significant regional facilities in St. Lukes and Gonzo.

SSE/Dualling the A9 Roadway (Scotland) – Newly combined Stantec hydropower, highway, and environmental teams in Scotland are supporting SSE, one of the UK’s largest and fastest growing energy companies. Stantec’s multidisciplinary team is working to minimize disruption to SSE’s energy distribution networks located in proximity to the A9 Dualling roadway project, one of Scotland’s largest infrastructure projects (i.e., 80 miles (129 kilometers) of roadway improvements between Perth and Inverness). Through project efforts, Stantec’s teams are helping protect the long-term integrity of local hydropower infrastructure maintained by SSE.

Other global projects recently won and/or underway by Stantec include:

•

Optus Stadium (Australia) – This 60,000-seat venue in Perth is designed to provide a distinctive user experience for Australian Football League, cricket, soccer, rugby union, rugby league, and other entertainment events. Stantec provided engineering services for the $700 million stadium which opened in 2018. Stantec teams provided design and documentation for the electrical, fire engineering, fire protection, mechanical, sustainability, technology, and vertical transportation components of the stadium.

•

University of Edinburgh Institute for Regeneration and Repair (Scotland) – The 86,000-square-foot (8,000-square-metre) Institute for Regeneration and Repair will provide collaborative opportunities for interdisciplinary research while attracting the world’s best faculty, researchers, and staff. Anticipated to be completed in December 2019, Stantec is providing architecture and lab design services.

•	State 58 Highway Improvements (New Zealand) – Supporting the New Zealand Transport Agency, Stantec provided detailed design services for critical improvements to one of the country’s most dangerous,

highly-trafficked roadways. Work entailed geotechnical drilling and assessment with the application of probabilistic analysis to improve route design and balance constructability for the 9-kilometer (5.5 mile) long roadway.

•

Neelum Jhelum Hydropower Project (Pakistan) – Stantec is currently leading the joint venture to provide final design and construction supervision services for the 969 MW Neelum-Jhelum hydropower project. The project will provide needed power to the country as part of Pakistan’s Vision 2025 plan to develop energy infrastructure.

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Evaluation of European Union (EU) LIFE Proposals (Europe) – LIFE is the EU’s main funding program supporting the development and implementation of its environmental and climate action policy. Recently renewed with a budget of €3.4 billion from 2014 through 2020, LIFE aims to advance the objectives of the EU’s Europe 2020 Strategy. Stantec’s pool of experts evaluated all of the 1,000-plus proposals received by the European Commission for projects in the fields of nature and biodiversity, environment, resource efficiency, and climate action. Through LIFE, over 4,000 conservation projects have been financed.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, and to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: (949) 923-6085	Ph: (780) 969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind